Exhibit 99.1

Acorn International Completes Going Private Transaction

SHANGHAI, January 29, 2021 -- Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced the completion of its merger (the “Merger”) with First Ostia Port Ltd., a Cayman Islands exempted company (the “Controlling Shareholder”), pursuant to the previously announced definitive Agreement and Plan of Merger dated October 12, 2020 (the “Merger Agreement”) among the Company, First Ostia Port Ltd., and its wholly owned subsidiary Second Actium Coin Ltd., a Cayman Islands exempted company (“Merger Sub”). As a result of the Merger, the Merger Sub has merged with and into the Company thereby becoming a wholly owned subsidiary of the Controlling Shareholder.

Pursuant to the terms of the Merger Agreement, which was approved at the extraordinary meeting of shareholders held on January 21, 2021 (US time), each ordinary share, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing twenty Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time (i.e., today, January 29, 2021), other than certain excluded shares (as described in the Company’s proxy statement relating to the Merger) has been canceled in exchange for the right to receive $1.05 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents twenty Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing certain excluded shares, has been canceled in exchange for the right to receive $21.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Merger Agreement.

Shareholders and ADS holders of record as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates or ADS certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders and ADS holders of record should wait to receive the letter of transmittal before surrendering their share or ADS certificates. For ADSs’ held in “street name” by a broker, bank or other nominee that are entitled to the merger consideration, payment of the merger consideration of US$21.00 per ADS in cash without interest (less a cancellation fee of US$0.05 per ADS and net of any applicable withholding taxes) will be made to ADS holders promptly after Citibank, N.A., the Company’s ADS depositary, receives the merger consideration.

The merger consideration remitted by First Ostia Port Ltd. was substantially financed by East West Bancorp, Inc., a publicly owned company with total assets of $50.4 billion and traded on the Nasdaq Global Select Market under the symbol “EWBC”. The Company’s wholly-owned subsidiary, East West Bank, is one of the largest independent banks headquartered in California, operating over 125 locations in the United States and Greater China. For more information on East West Bank, visit the Company’s website at www.eastwestbank.com.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) will be suspended as of the close of trading on January 29, 2021. The Company requested the NYSE to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25, or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15, and will terminate once the deregistration becomes effective.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “would,” “potential,” “proposal” and similar statements. Such statements are based on current expectations and current economic, market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond control, and may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements . Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Acorn International, Inc.	Compass Investor Relations
Mr. Jacob A. Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalgroup.com	www.compassinvestorrelations.com

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